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                          Filed by CBOT Holdings, Inc.
                          Subject Company -- CBOT Holdings, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

     The following are the prepared remarks of a member of the CBOT's board of directors delivered at an industry meeting on March 24, 2003.

                            Risk Management Conference
                                 March 24, 2003
                            CBOT Director C.C. Odom, II
                               San Antonio, Texas

     Thank you for that kind introduction, and good morning. As a member of the Chicago Board of Trade and the exchange's Board of Directors, it is a pleasure for me to speak to you today and to welcome you to the 19th annual Risk Management Conference in my home state of Texas.

     That introduction caused me to think of an incident that occurred many years ago in New York City. The Chairman of the New York Railroad was hosting a spectacular dinner in honor of William Howard Taft. Now, Mr. Taft was a giant of a man in American history for several reasons. He was a giant of a man not only because he served his country as President of the United States as well as Chief Justice of the Supreme Court, but also because he weighed over 300 pounds.

     Now the Chairman of the New York Railroad loved to hear himself talk. He spent 30 minutes introducing Mr. Taft to the audience, and concluded his introduction by describing the former president as "pregnant with hope and courage." When the Chairman finished his long-winded remarks, President Taft proceeded to the podium.

     He stood there, looked out at the crowd, and then proceeded to his host and said, "Thank you, Mr. Chairman, for such a very nice introduction." Patting his rather large stomach, the former President went on to say, "If this is a girl, I will name it Hope. If it is a boy, I will name it Courage." Continuing to pat his stomach, the former Chief Justice said, "However, Mr. Chairman, if it is just a lot of gas and hot air, and that is what I think it is, then I will name it after you."

     Now I do not plan to go on and on with my remarks, but I am here on behalf of our new Chairman Charlie Carey and the members of our exchange to tell you how much we appreciate the business you provide to the Chicago Board of Trade. I want you to know that we intend to continue to provide the markets and products that you want in the trading format that you want for a long time to come.

     Under the leadership of former Chairman Nick Neubauer and our Board of Directors, the Chicago Board of Trade had its best year ever in 2002, with volume up 32 percent over the previous year. Our electronic and open auction markets are working well together under our hybrid business strategy of providing market users with the best of either electronic trading platform.

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     With a renewed focus on product development and customer service, we had 12 different contracts set new volume highs. We are particularly pleased with the growth of some of our new products, such as the Mini-sized Dow futures and the overall success of our swaps complex.

     We believe that our capital investments are paying off not only in terms of our electronic platform, but also in improving the efficiency and the electronic accessibility of our open auction markets. At the end of 2002, we had eliminated over 6 million pieces of paper by having floor brokers use electronic order receipt devices. And we expect to continue to work with our firms to further improve market efficiency this year.

     Our 2003 floor technology initiative includes the planned roll out of handheld devices for floor traders. These devices enable traders to electronically record pit trades as well as to participate in our screen-based markets. Our floor traders have established themselves as a major source of liquidity in both trading venues.

     We have the capability to make such investments, in part, because of the business disciplines instilled at our exchange by our President and CEO Bernie Dan, and by our Board of Directors. These disciplines have resulted in a more streamlined operation and a stronger balance sheet. Our Chairman, Charlie Carey, has made it clear to the Board and to our membership, and he asked me to pass the message along to you, that he plans to continue the work that was begun under Nick Neubauer's tenure so that these efficiencies and improved service levels will still be provided to you.

     Let me briefly touch on the four value propositions Bernie Dan has defined as the cornerstones of the Chicago Board of Trade's business strategy. They are integrity, transparency, openness and innovation.

     Integrity. The Chicago Board of Trade will continue to demand the highest standards and principles that the marketplace has come to expect. We believe the combined self regulatory practices of the Chicago Board of Trade and the Board of Trade Clearing Corporation, with its AAA-rated guarantee, provide our customers with the highest level of confidence of any marketplace; a level of confidence that has been earned over time.

     The Chicago Board of Trade has been in business for nearly 155 years, and our market surveillance programs are unsurpassed. These programs, combined with the integrity, liquidity and flexibility that you have found in our markets every day and will continue to find in the future, contribute to our exchange's international reputation as an institution that protects its markets from manipulation and its market participants from abusive practices.

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     Derivative products have made the world a safer place, not a more dangerous one. Exchange-traded derivatives have made it possible for businesses to more effectively manage their financial risks. So while the Enron debacle caught everyone's attention, you represent some of the many organizations that benefit from the use of regulated derivatives markets, and we thank you for the business you bring to our exchange.

     Transparency and openness. The Chicago Board of Trade is about ensuring that every order gets the opportunity and privilege of market makers competing for that order, either in the open auction market or on the screen. We will maintain market openness and not allow pre-arrangement of trades, principal-agent conflicts, or other practices that lend themselves to the internalization of order flow.

     Innovation. If you consider the history of the Chicago Board of Trade, which is essentially that of a grain-only, physically delivered marketplace, we have grown into a world-renowned global marketplace that has institutionalized the risk transfer process.

     Whether through our product design, our approach to side-by-side trading, our pricing mechanisms, our decisions with respect to eSpeed and LIFFE CONNECT that will allow us to broaden the distribution of our products, or any other means of promoting our intellectual property, the Chicago Board of Trade's approach to the changing competitive landscape has been driven by innovation. We believe that our future depends on our ability to continue to develop and promote innovative ideas, and do so in alignment with customer demand and competitive forces.

     A criticism we have heard from customers about the Chicago Board of Trade has been its lack of receptiveness to new ideas and its resistance to improve itself as an institution. I will tell you that with the appointment of Bernie Dan as President and CEO of the Chicago Board of Trade, that is no longer going to be a valid criticism. Bernie brings 16 years of member firm and customer experience to his position, and he knows what our customers want. He understands the competitive threats our member firms are facing, as he has faced similar frustrations of incorporating technological advances into daily business practices. Our Board of Directors shares Bernie's view that if the Chicago Board of Trade and our member firms and customers work together, we will move fast enough to ensure long term, a viable and thriving marketplace, and even victory, in the race for global market share.

     Everyone in this room is facing unprecedented challenges that are driven primarily by technology, regulatory change and competition. If the Chicago Board of Trade is not flexible in terms of how we meet changing customer needs, we will be left in the wake of our competitors.

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     I have been a long-time member of the Chicago Board of Trade, so I think I can say with 100 percent certainty that the exchange has responded very aggressively to recent competitive threats. Bernie and his management team have challenged many internal processes and have identified opportunities to change; all in the interest of improving our market model. As a result, I believe the Chicago Board of Trade now is able to make changes that impact core business practices such as our market data policies, product design, and market access without negatively impacting our high levels of customer service.

     For example, last year we re-designed our pricing structure to support liquidity providers on our open auction and electronic trading platforms. This revised fee structure provided significant volume incentive for active traders, and our objective is to further develop and maintain the most liquid markets.

     The Chicago Board of Trade's success is based in large part on providing customers with products they want in a trading format they want. Now, some have asked us to close our trading floors. Our response has been that they can choose to trade only on the screen-based platform. Others have asked us to keep both markets open, because their customers still want their orders executed in the open auction market. Retail customers demand access to screen trading but also want information on what pit traders are doing and seeing. Large institutional clients expect firms to execute orders in the most efficiently priced venue while continuing to demand pit-traded market commentary. U.S. market participants lean towards spread trading, use of complex options strategies, and strategies combining both futures and options. Presently, these types of transactions can thrive in the pit trading environment due to transparency and deep liquidity.

     As offering customers and market participants a choice in terms of trading venue is part of our business strategy, the Chicago Board of Trade is thankful that we have liquidity providers supporting trading within both electronic and open auction platforms.

     I mentioned earlier our desire to broaden the distribution of our products. That is why the Chicago Board of Trade successfully negotiated an agreement with eSpeed to distribute our interest rate products through their system. Soon, eSpeed customers will have the ability to trade both cash and futures on Chicago Board of Trade interest rate products side-by-side in one neutral, fully electronic, real-time marketplace.

     The goal of broader distribution of our products is why we announced in January our decision to enter into a licensing agreement to use the LIFFE CONNECT electronic trading platform. I discussed earlier the Chicago

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Board of Trade's interest in improving our ability to respond more quickly to customers and to changes in our industry, as well as to improve our ability to innovate in terms of products and markets. Our decision to use the LIFFE CONNECT platform meets these criteria, and this new functionality will benefit the Chicago Board of Trade and our customers.

     Finally, let me briefly touch on the Chicago Board of Trade's restructuring proposal. The exchange's restructuring process began three years ago with the goal of modernizing our operations and running them more efficiently for our members and customers. Many of those changes now are in place, they are working effectively, and they have had a positive impact on the exchange. I believe our Board of Directors have put together a restructuring proposal that will codify these changes and will be enthusiastically endorsed by our membership when placed before them for a vote later this year.

     As I said at the beginning of my remarks, we intend to be in business for a long time and that we intend to continue to provide you with the kind of service that you expect from an institution like the Chicago Board of Trade. We value the relationships we have with our member firms and with our customers, and we will be more proactive in strengthening those relationships.

     I am very optimistic about the future of the Chicago Board of Trade, because of the 155-year history of strong customer service and innovative product development, because of the liquidity and market integrity provided every day by our members, and because of the leadership provided by our Chairman and President. The Chicago Board of Trade is here to stay, and we plan to do whatever we can to meet the needs of our customers.

     I want to thank all of you for being here today, and I hope that I will have the chance to talk to you about some of the great things we are doing at the Chicago Board of Trade for the users of our markets.

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.